Contact

www.linkedin.com/in/wynnsanders (LinkedIn)

Top Skills

Materials Development
Materials Science
Business Development

Wynn Sanders

COO/Partner at Lost Spirits Distillery
Marina del Rey, California, United States

Experience

Lost Spirits Distillery
Chief Operating Officer, Partner
September 2016 - Present (7 years 4 months)
Greater Los Angeles Area

Cambridge Street Ventures, LLC
Founder
May 2014 - Present (9 years 8 months)
Greater Los Angeles Area

Cambridge Street Ventures is a business incubator that supports people and small companies with passion and expertise to transform their visions into reality by creating viable businesses from seed ideas and growing existing enterprises into their grander vision.

United States Air Force
4 years 1 month

Special Projects, Global Positioning Systems Directorate
June 2013 - September 2014 (1 year 4 months)

Led 5-member team directly supporting 3-Star Commander of Space and Missile Systems Center, a $10B/year and 6000 person system product center

Conducted technical and legal review of $1B Spacelift Range Modernization program for DOJ and GAO investigation

Coordinated program and legal review across Air Force Space Command on DoD, Department of Justice, Air Force Office of Special Investigations, White House Office of Special Council, and Congressional interest items

Developed requirements and conducted analysis for Next-Generation Global Positioning System (GPS) capabilities to assure pivotal future effects for 2B global customers

Chief, GPS OCX Business Operations
June 2012 - June 2013 (1 year 1 month)

Directed business and acquisition operations team (COO-type role) for $2.1B GPS Next Generation Control Segment (OCX) Command and Control program.

Managed $350M annual budget to ensure expenditures and obligations tracked for Planning, Programming, Budgeting, and Execution activities.

Implemented program metrics and tracking to gain instantaneous visibility of $20M/mo in expenditures that transformed the business operations workflow.

Streamlined internal organizational processes and eliminates redundancy to dramatically reduce contract backlog (eliminated 1-yr backlog), response time, and reporting.

Developed automated cost, schedule, performance, and risk workflow and tracking that reduces a laborious day-long process to minutes.

Branch Chief, GPS User Equipment IA
September 2010 - June 2012 (1 year 10 months)
Global Positioning Systems Directorate, Air Force Space Command

Led technical team of 60+ military/government/contractors developing security process/certification of $1B GPS receiver program.

Assured annual delivery of $200M (150K units) of GPS receivers into theater of operation.

Managed team of 18+ in $35M modernization program of GPS cryptographic data processor.

Spearheaded group-level developmental test and engineering efforts, guiding multiservice and multi-agency test teams through scheduling, programming, and execution.

Developed, planned, and managed DoD Protection of Navigation Security Certification for next-generation GPS system.

Liaised with the Office of the Secretary of Defense, Joint Staff, Secretary of the Air Force, Headquarters Air Force Space Command, and service staffs for top GPS equipment security certification issues.

Air Force Office of Scientific Research (AFOSR)
Chief, Materials and Nanotechnology
July 2007 - September 2010 (3 years 3 months)

Discovered, developed, and managed top international scientific expertise in materials, manufacturing technology, and nanotechnology.

Leveraged AF basic research investments in Europe, Former Soviet Union, Mid. East, and Africa.

Managed 50 active research grants totaling over $1.2M in: Structural & Environmental Materials; Electronic, Photonic, & Magnetic Materials; Bio-inspired Materials; Materials for Energy.

Spearheaded African Initiative in Materials, Energy, and Nanotechnology ($500K) and Former Soviet Union Initiative in Materials for Space ($500K), to hunt down new and relevant research for AFOSR.

Developed visionary research building blocks for AFOSR including: high-temperature superconductivity, new Superatom production and analysis techniques for energetics, Si-based rechargeable batteries, high-throughput/high-temperature materials characterization tools, structural and acoustic metamaterials for blast cloaking and wave mitigation.

Enlightened Ecosystems, Inc.
Owner and Chief Technology Officer
January 2006 - January 2009 (3 years 1 month)

Enlightened Ecosystems developed ultra low cost water purification systems for arsenic-contaminated groundwater in Bangladesh.

DLR
International Research Fellow - Materials Development
February 2005 - July 2007 (2 years 6 months)

Participated in highly selective Engineer and Scientist Exchange Program conducting work for the German Aerospace Center Institute of Materials Research.

Managed and directed a team of 5 that developed an 800 μm amorphous aluminum alloy.

Conducted research on high-specific-strength aluminum and titanium alloys and continuous fiber in-situ TiB-reinforced titanium matrix composites for new jet engine designs.

Materials and Manufacturing Directorate, Air Force Research Laboratory
Program Manager, Nano- and Amorphous Materials Research
June 2001 - February 2005 (3 years 9 months)

Managed over $20M for in-house and extramural Materials Development Research programs, leveraging nearly $150M of DoD-wide funding.

Led and supervised 10 student researchers to develop bulk amorphous aluminum and titanium alloys as part of DARPA Structural Amorphous Metals (SAM) initiative.

Initiated $2.2M joint-services program from a $60K seed idea to develop the next generation of lightweight airfield matting to reduce the weight of the Air Force's current system by 50%, dramatically reducing transport and deployment requirements.

Education

Massachusetts Institute of Technology
Doctor of Science (ScD), Materials Engineering · (1997 - 2002)

Drexel University
Bachelor of Science (BS), Materials Engineering · (1992 - 1997)

Drexel University
Bachelor of Science (BS), Mechanical Engineering · (1992 - 1997)